Exhibit 1

Judiciary of the State of Rio de Janeiro

Court of Justice

County Court of the City of Rio de Janeiro

7th Corporate Court

Av. Erasmo Braga, 115 Lna Central 706 CEP: 20020-903 – Centro- Rio de Janeiro – RJ

Tel: 31332185 e-mail: cap07vemp@tjrj.jus.br

pg. 91223

Proceeding: 0203711-65.2016.8.19.0001	Pgs.

Electronic Procedure

Class/Subject: Judicial Reorganization – Judicial Reorganization

Plaintiff: OI S.A.

Plaintiff: TELEMAR NORTE LESTE S.A.

Plaintiff: OI MÓVEL S.A.

Plaintiff: COPART 4 PARTICIPAÇÕES S.A.

Plaintiff: COPART 5 PARTICIPAÇÕES S.A.

Plaintiff: PORTUGAL TELECOM INTERNATIONAL FINANCE B.V.

Plaintiff: OI BRASIL HOLDINGS COOPERATIEF U.A.

On this date, I send this record to the Hon. Judge Fernando Cesar

Ferreira Viana, to be taken under advisement

On July 21, 2016

Decision

This Court ordered the National Agency of Telecommunications, or Anatel (Agência Nacional de Telecomunicações), to present up to 5 (five) names of legal entities of repute and expertise on the subject of judicial reorganization, for the purposes of the appointment of a judicial administrator.

The Agency, as ordered by the court, presented the names of 4 (four) qualified entities, and, therefore, this Court is thankful for its cooperation.

Upon analysis of the presented list, all entities possess the conditions to exercise the task. There is no dishonor, therefore, to those who were not appointed.

,

Whereas Law No. 11,101/05, when regulating the roles of the judicial administrator and the criteria for its selection, sets forth, in section III, that the judicial administrator be a professional of good repute, preferably a lawyer, economist, business administrator or accountant, or even, a specialized legal entity;

Whereas the complexity of the current judicial reorganization directly impacts Brazilian society as a whole, given its extensive use of telecommunications services, and may have international repercussions;

Whereas, among the companies named by Anatel, PricewaterhouseCoopers Assessoria Empresarial Ltda. – which has already declared the absence of any impediments to act in the present proceeding – leads the Big Four accounting firms, according to the main international evaluation agencies;

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Judiciary of the State of Rio de Janeiro

Court of Justice

County Court of the City of Rio de Janeiro

7th Corporate Court

Av. Erasmo Braga, 115 Lna Central 706 CEP: 20020-903 – Centro- Rio de Janeiro – RJ

Tel: 31332185 e-mail: cap07vemp@tjrj.jus.br

pg. 91224

Whereas, it is unquestionable, and of general interest, that the judicial administrator, in addition to being an expert in the economic-financial fields of auditing and accounting, has full and effective capacity in legal sciences;

Whereas, under the terms of the law, the appointment of the judicial administrator can include a legal professional or a professional in the field of economics, or even both;

I appoint, to exercise the duties of judicial administrator of OI S/A, TELEMAR NORTE LESTE S/A, OI MÓVEL S/A, COPART 4 PARTICIPAÇÕES S/A, COPART 5 PARTICIPAÇÕES S/A, PORTUGAL TELECOM INTERNATIONAL FINANCE BV and OI BRASIL HOLDINGS COÖPERATIEF UA, the following entities: a) PricewaterhouseCoopers Assessoria Empresarial Ltda., with headquarters at Av. Francisco Matarazzo, 1400, São Paulo/SP; and b) Arnoldo Walk Law Firm (Escritório de Advocacia Arnoldo Wald), with headquarters at Av. Pres. Juscelino Kubitschek, 510, 8th floor, São Paulo/SP, both traditional and renowned in the country, which shall act in their respective areas of expertise.

The judicial administrators appointed herein shall commit to this role within 48 hours from the time of notice, under the terms of Article 33 of Law No. 11,101/05, and in accordance to the sole paragraph of Article 21.

The judicial administrators shall, within 15 days, present a preliminary report of the activities undertaken by each of the companies of the group, with the purposes of providing effective transparency of the process and information to creditors.

The judicial administrators shall present individual monthly reports on the development of the debtors’ activities (Article 22, II, “c”, second part, of Law no. 11,101/05), until the 15th day of the subsequent month.

All reports shall be filed by the judicial administrators in an ancillary record, beginning with the abovementioned preliminary report, and adding the others on a monthly basis in the same records, available to creditors and interested parties.

The judicial administrators shall also be responsible for supervising and assisting the progression of the proceedings and compliance with legal deadlines.

The judicial administrators shall present their proposed fees within 10 days. After that, notice shall be given to the debtors, and personal notice to the Public Prosecutor’s Office.

Rio de Janeiro, July 22, 2016.

Fernando Cesar Ferreira Viana –Judge

Record received from Hon. Judge

Fernando Cesar Ferreira Viana

On             /            /

Authentication Code: 4ZPP.B9ZT.G3WN.KMTF

This code can be verified at: http://www4.tjrj.jus.br/CertidaoCNJ/validacao.do

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